FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today in Hong Kong by Hang Seng Bank Limited, a 62.14 per cent owned subsidiary of HSBC Holdings plc.

Hang Seng Bank Limited Signs Agreement to

Acquire 15.98 per cent of Industrial Bank Co Ltd

Hang Seng Bank Limited has today signed an agreement with Industrial Bank Co Ltd, a mainland China commercial bank, to acquire 15.98 per cent of Industrial Bank's enlarged capital for a total consideration of RMB1,726 million (approximately HK$1,626 million) in cash. This makes Hang Seng Bank the largest foreign investor in a mainland China bank both in terms of invested capital and percentage of shareholding.

The agreement is subject to the approval of the regulatory authorities and the passing of the relevant resolutions regarding the transaction at a shareholders' meeting of Industrial Bank.

Hang Seng Bank is the first foreign bank to acquire more than 15 per cent of a mainland bank, following the China Banking Regulatory Commission's announcement in early December that the largest shareholding that a foreign bank can own in a mainland bank is to be raised from 15 per cent to 20 per cent. Hang Seng Bank will become Industrial Bank's second largest shareholder.

Industrial Bank is a national joint-stock commercial bank on the Mainland. At present, the Fujian Provincial Government holds a 34 per cent stake in Industrial Bank and is its largest shareholder.

Headquartered in Fuzhou, Industrial Bank has a nationwide network of over 240 outlets. At 31 December 2002, Industrial Bank had total assets of RMB189.66 billion based on International Accounting Standards (IAS).

The subscription price per share of RMB2.70 represents 1.8 times the net asset value (after dividend payment for 2002) of Industrial Bank as at 31 December 2002, which was prepared in accordance with IAS.

GIC Special Investments in Singapore and International Finance Corporation (IFC), a member of the World Bank Group, will also take up 5 per cent and 4 per cent of Industrial Bank's enlarged capital respectively.

The signing ceremony hosted by the Chairman of Industrial Bank, Mr Gao Jianping, was held in Fuzhou.

The agreement stipulates that Industrial Bank will form joint-ventures with the foreign investors in the development of credit card and unsecured personal loan businesses when the relevant regulations allow foreign banks to operate these businesses on the Mainland.

Mr Vincent Cheng, Vice-Chairman and Chief Executive of Hang Seng Bank, said: "Hang Seng Bank is very pleased to establish a strategic partnership with Industrial Bank. The signing of this agreement is an important step forward for Hang Seng Bank and significantly increases the opportunities to build our business on the Mainland, following the gradual liberalisation of the mainland financial markets since China joined the WTO."

Mr Gao Jianping, Chairman of Industrial Bank, said: "The investment by foreign partners in Industrial Bank will enhance the bank's financial position. It is also in line with the central government's commitment to liberalise the financial markets and strengthen the corporate governance, risk management and business development of mainland banks through foreign investment in these banks.

"We are honoured to cooperate with the world class Hang Seng Bank, GIC and IFC and to leverage on their experience to enhance the corporate governance of Industrial Bank," he said.

HSBC and BOC International are the financial advisors of Hang Seng Bank and Industrial Bank respectively.

Notes to editors:

1. Industrial Bank

Established in 1988, Industrial Bank is one of the 10 national joint-stock banks in China. It is headquartered in Fuzhou and has more than 240 outlets nationwide. Industrial Bank had total assets of RMB189.66 billion at 31 December 2002 and net profit of RMB890.2 million in 2002, based on International Accounting Standards (IAS). The bank's non-performing loan ratio (based on the five-tier classification standard) was 3.47 per cent as at 31 December 2002. Industrial Bank was ranked 273rd in The Banker magazine's Top 1,000 Banks of 2003.

2. Hang Seng Bank

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation. It operates 155 branches and automated banking centres in Hong Kong; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), a sub-branch (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The bank also has a representative office in Taipei. With consolidated assets of HK$482.3 billion at the end of June 2003, the bank reported a profit attributable to shareholders of HK$5.02 billion for the first half of 2003, and HK$9.92 billion in 2002. For further information on Hang Seng, please visit the bank's website at www.hangseng.com.

3. GIC Special Investments

GIC Special Investments (GIC SI) is the private equity investment arm of GIC, a fund management company established in 1981 to manage the foreign reserves of Singapore by investing globally. GIC SI manages an international portfolio of investments comprising venture capital and private equity funds, and direct investments. Reflecting its global orientation, GIC SI operates out of offices in key financial centres around the world and is headquartered in Singapore. GIC SI began investing in China in the early 1990s and set up an office in Beijing in 1999. GIC SI is now one of the most active foreign financial investors in China, with over 20 investments which include well-known companies such as CICC, China Mobile, CNOOC Taikang and Lining. GIC SI's investment philosophy is to invest in successful companies and become a long-term partner for these companies. Leveraging its global network and reputation, GIC SI will provide help to its investee companies to expand their business and operations.

4. The International Finance Corporation

The International Finance Corporation (IFC) is the private sector arm of the World Bank Group. The mission of IFC is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve peoples' lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. Since its founding in 1956, IFC has committed more than US$37 billion of its own funds and arranged US$22 billion in syndications for 2,990 companies in 140 developing countries. IFC's worldwide committed portfolio as of FY03 was US$16.7 billion for its own account and US$6.6 billion held for participants in loan syndications.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 17, 2003